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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 SCHEDULE 13E-4
                               [AMENDMENT NO. 1]


                         ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       PETROLEUM HEAT AND POWER CO., INC.
                                (NAME OF ISSUER)
                            ------------------------

                       PETROLEUM HEAT AND POWER CO., INC.
                       (NAME OF PERSONS FILING STATEMENT)
                            ------------------------

            12- 7/8% SERIES A EXCHANGEABLE PREFERRED STOCK DUE 2009
                         (Title of Class of Securities)

                                  716600 50 7
                     (CUSIP Number of Class of Securities)

                                 IRIK P. SEVIN,
                            CHIEF EXECUTIVE OFFICER
                       PETROLEUM HEAT AND POWER CO., INC.
                              2187 ATLANTIC STREET
                          STAMFORD, CONNECTICUT 06902
                                 (203) 325-5400
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                      Notices and Communications on Behalf
                          of Person Filing Statement)

                                   Copies to:
                               Alan Shapiro, Esq.
                   Phillips Nizer Benjamin Krim & Ballon LLP
                                666 Fifth Avenue
                         New York, New York 10103-0084
                                 (212) 977-9700


                                  JUNE 4, 1997
                       (Date Tender Offer First Published
                       Sent or Given to Security Holders)


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                           CALCULATION OF FILING FEE

        TRANSACTION
         VALUATION:   AMOUNT OF FILING FEE:
--------------------  ---------------------
 $ 30,000,000(1)            $    9090

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(1) The transaction valuation was determined in accordance with Rule 0-11(b)(2)
    and (a)(4) and equals 1/33 of one percent multiplied by the aggregate market value of the shares of 12 7/8% Series A Exchangeable Preferred Stock due 2009 which the reporting person is offering to exchange.


/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $9,090
                     -----------------------------------------------------------


Form or Registration No.: Form S-4 No. 333-23139

                      ----------------------------------------------------------

Filing Party: Petroleum Heat and Power Co., Inc.
          ----------------------------------------------------------------------


Date Filed: March 12, 1997

        ------------------------------------------------------------------------


    This Rule 13e-4 Issuer Tender Offer Statement (the "Tender Offer Statement") is being filed by Petroleum Heat and Power Co., Inc., a Minnesota corporation (the "Company" or "Petro"). Pursuant to (i) the Prospectus dated June 2, 1997 (the "Exchange Offer Prospectus") attached as Exhibit (a)(1) to this Tender Offer Statement, and (ii) the accompanying Letter of Transmittal attached as Exhibit (a)(2) to this Tender Offer Statement (the Exchange Offer Prospectus and the Letter of Transmittal together constitute the "Exchange Offer"), the Company has offered to exchange up to 1,200,000 shares of its 12 7/8% Series B Exchangeable Preferred Stock with a liquidation preference of $25 per share (the "New Preferred Stock") for an equal number of shares of its 12 7/8% Series A Exchangeable Preferred Stock with a liquidation preference of $25 per share (the "Old Preferred Stock" and together with the New Preferred Stock, the "Preferred Stock") with the holders (the "Holders") thereof. The terms of the New Preferred Stock are identical in all material respects to the terms of the Old Preferred Stock, except that the New Preferred Stock has been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore will not bear legends restricting its transfer and will not contain certain terms providing for an increase in the dividend on the Old Preferred Stock under certain circumstances relating to the Registration Rights Agreement dated as of February 18, 1997 between the Company and Donaldson, Lufkin & Jenrette Securities Corporation, the Initial Purchaser of the Old Preferred Stock. The Company is effecting the Exchange Offer in order to satisfy certain obligations of the Company under the Registration Rights Agreement.


                                       2
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    Pursuant to Instruction B to the Tender Offer Statement, the information in the Exchange Offer is hereby incorporated herein by this reference, and all cross references stated below are to information stated under the captions of the Exchange Offer Prospectus indicated below.

ITEM 1. SECURITY AND ISSUER

    (a) Information required by this paragraph of Item 1 is set forth in "Prospectus Summary--The Company" which information is incorporated herein by this reference.

    (b) Information required by this paragraph of Item 1 is set forth in "Prospectus Summary--The Exchange Offer" and "The Exchange Offer," which information is incorporated herein by this reference.

    (c) There is currently no established trading market for the Preferred
Stock.

    (d) NOT APPLICABLE.

ITEM 2. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    (a) Information required by this paragraph of Item 2 is set forth in "Prospectus Summary--The Exchange Offer" and "The Exchange Offer," which information is hereby incorporated herein by this reference.

    (b) NOT APPLICABLE.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OF PROPOSALS OF THE ISSUER OR AFFILIATE

    The purpose of the tender offer is to satisfy certain obligations of the Company contained in the Registration Rights Agreement, as stated in "Prospectus Summary--The Exchange Offer" and "The Exchange Offer," which sections are incorporated herein by this reference. Shares of Old Preferred Stock tendered pursuant to the Exchange Offer will be retired. The Company has no plans or proposals which relate to or would result in the occurrence of any of the matters described in subparagraphs (a)-(j) of Item 3, except that information required by subparagraph (c) is set forth in "Prospectus Summary--The Company--Star Gas Transactions" and information required by subparagraph (e) is set forth in "Prospectus Summary--The Company--Recent Developments."

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

    There has been no transaction in the Preferred Stock by the Company other than the initial sale of the Old Preferred Stock to the Initial Purchaser and, to the extent known by the Company, after reasonable inquiry, there has been no transaction in the Preferred Stock effected by any officer or director of the Company, or by any affiliate or subsidiary of any such person.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

    There are no contracts, arrangements, understandings or relationships relating, directly or indirectly to the Exchange Offer, other than the Registration Rights Agreement. Information required by Item 5 is set forth in "Prospectus Summary--The Exchange Offer," "The Exchange Offer" and "Description of Preferred Stock," which sections are hereby incorporated herein by this reference.

ITEM 6. PERSONS AND ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information required by this Item 6 is set forth in "The Exchange Offer--The Exchange Agent" and "The Exchange Offer--Fees and Expenses," which sections are hereby incorporated herein by this reference.

                                       3
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ITEM 7. FINANCIAL INFORMATION


    (a) The information required by this paragraph of Item 7 is set forth in "Prospectus Summary-- Summary Financial Data" and "Selected Financial and Other Data," and the audited Financial Statements of the Company incorporated by reference in the Exchange Offer Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the unaudited Financial Statements of the Company incorporated by reference in the Exchange Offer Prospectus from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, which information is hereby incorporated herein by this reference.


    (b) NOT APPLICABLE.

ITEM 8. ADDITIONAL INFORMATION

    Additional information concerning the proposed Offer is set forth in the Exchange Offer, which is hereby incorporated herein in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


    (a)(1) Exchange Offer Prospectus is incorporated herein by this reference to Amendment No. 2 the Registration Statement dated May 29, 1997 filed by the Company on Form S-4, File No. 333-23139.



    (a)(2) Letter of Transmittal is incorporated herein by this reference to
           Exhibit 99.1 to the Registration Statement dated March 11, 1997 filed by the Company on Form S-4, File No. 333-23139.



    (a)(3) Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated herein by this reference to Exhibit
           99.3 to the Registration Statement dated March 11, 1997 filed by the Company on Form S-4, File No. 333-23139.



    (a)(4) Letter to Clients is incorporated herein by this reference to Exhibit
           99.2 to the Registration Statement dated March 11, 1997 filed by the Company on Form S-4, File No. 333-23139.



    (a)(5) Notice of Guaranteed Delivery is incorporated herein by this reference to Exhibit 99.4 to Registration Statement dated March 11, 1997 filed by the Company on Form S-4, File No. 333-23139.


    (b)   Not applicable


    (c) Registration Rights Agreement dated as of February 18, 1997 between the Company and the Initial Purchaser is incorporated by this reference to Exhibit 4.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-9358.


    (d)   Not applicable

    (e)   Exchange Offer Prospectus (included in Exhibit (a)(1))

    (f)   Not applicable

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          PETROLEUM HEAT AND POWER CO., INC.


                                          By /s/  IRIK P. SEVIN
                                            ------------------------------------
                                            Irik P. Sevin, Chief Executive
                                            Officer



Dated: May 29, 1997


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